Exhibit 99.1

BANK OF MONTREAL

EXHIBIT TO FINANCIAL STATEMENTS FOR THE QUARTER ENDED

APRIL 30, 2018

EARNINGS COVERAGE RATIO

The following consolidated financial ratios for the Bank, are calculated for the 12 months ended April 30, 2018 and October 31, 2017.

	12 Months Ended April 30, 2018	12 Months Ended October 31, 2017
	Actual	Actual
Interest coverage on subordinated indebtedness	35.61 times	43.89 times

In calculating the interest coverage ratios, foreign currency amounts have been converted to Canadian dollars using rates of exchange as at the end of each month. For the 12 month periods ending April 30, 2018 and October 31, 2017 the average monthly exchange rates were $1.2757 per US$1.00 and $1.3073 per US$1.00, respectively.

The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended April 30, 2018 were $6,788.13 million, which is 35.61 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended October 31, 2017 were $6,799.21 million, which is 43.89 times the Bank’s aggregate interest on subordinated indebtedness requirement for this period.

The amounts and ratios reported above are derived from information in the consolidated financial statements for the three months ended April 30, 2018, and the consolidated financial statements for the year ended October 31, 2017.